UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

INERGY HOLDINGS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

45661Q107

(CUSIP Number)

R. Brooks Sherman, Jr.

Executive Vice President and Chief Financial Officer

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

(816) 842-8181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 45661Q107
1.	Names of Reporting Persons John J. Sherman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (See Note 1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 23,817,361
	8.	Shared Voting Power 35,987,774
	9.	Sole Dispositive Power 23,817,361
	10.	Shared Dispositive Power 35,987,774
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,987,774 (See Note 1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 58.1% (See Note 2)
14.	Type of Reporting Person (See Instructions) IN

(1)	The Reporting Persons (as defined in Item 2 below) may be deemed to be members of a group for purposes of this Schedule.

(2)	Based on 61,923,382 Common Units outstanding as of August 6, 2010.

Schedule 13D

CUSIP No. 45661Q107
1.	Names of Reporting Persons Phillip L. Elbert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (See Note 1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 2,622,347
	8.	Shared Voting Power 35,987,774
	9.	Sole Dispositive Power 2,622,347
	10.	Shared Dispositive Power 35,987,774
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,987,774 (See Note 1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 58.1% (See Note 2)
14.	Type of Reporting Person (See Instructions) IN

(1)	The Reporting Persons (as defined in Item 2 below) may be deemed to be members of a group for purposes of this Schedule.

(2)	Based on 61,923,382 Common Units outstanding as of August 6, 2010.

Schedule 13D

CUSIP No. 45661Q107
1.	Names of Reporting Persons R. Brooks Sherman, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (See Note 1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 1,139,693
	8.	Shared Voting Power 35,987,774
	9.	Sole Dispositive Power 1,139,693
	10.	Shared Dispositive Power 35,987,774
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,987,774 (See Note 1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 58.1% (See Note 2)
14.	Type of Reporting Person (See Instructions) IN

(1)	The Reporting Persons (as defined in Item 2 below) may be deemed to be members of a group for purposes of this Schedule.

(2)	Based on 61,923,382 Common Units outstanding as of August 6, 2010.

Schedule 13D

CUSIP No. 45661Q107
1.	Names of Reporting Persons Andrew L. Atterbury
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (See Note 1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 2,951,907
	8.	Shared Voting Power 35,987,774
	9.	Sole Dispositive Power 2,951,907
	10.	Shared Dispositive Power 35,987,774
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,987,774 (See Note 1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 58.1% (See Note 2)
14.	Type of Reporting Person (See Instructions) IN

(1)	The Reporting Persons (as defined in Item 2 below) may be deemed to be members of a group for purposes of this Schedule.

(2)	Based on 61,923,382 Common Units outstanding as of August 6, 2010.

Schedule 13D

CUSIP No. 45661Q107
1.	Names of Reporting Persons William C. Gautreaux
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (See Note 1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 2,830,330
	8.	Shared Voting Power 35,987,774
	9.	Sole Dispositive Power 2,830,330
	10.	Shared Dispositive Power 35,987,774
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,987,774 (See Note 1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 58.1% (See Note 2)
14.	Type of Reporting Person (See Instructions) IN

(1)	The Reporting Persons (as defined in Item 2 below) may be deemed to be members of a group for purposes of this Schedule.

(2)	Based on 61,923,382 Common Units outstanding as of August 6, 2010.

Schedule 13D

CUSIP No. 45661Q107
1.	Names of Reporting Persons Carl A. Hughes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (See Note 1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 2,626,136
	8.	Shared Voting Power 35,987,774
	9.	Sole Dispositive Power 2,626,136
	10.	Shared Dispositive Power 35,987,774
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,987,774 (See Note 1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 58.1% (See Note 2)
14.	Type of Reporting Person (See Instructions) IN

(1)	The Reporting Persons (as defined in Item 2 below) may be deemed to be members of a group for purposes of this Schedule.

(2)	Based on 61,923,382 Common Units outstanding as of August 6, 2010.

Schedule 13D

CUSIP No. 45661Q107
1.	Names of Reporting Persons Inergy, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (See Note 1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 35,987,774
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 35,987,774
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,987,774 (See Note 1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 58.1% (See Note 2)
14.	Type of Reporting Person (See Instructions) PN

(1)	The Reporting Persons (as defined in Item 2 below) may be deemed to be members of a group for purposes of this Schedule.

(2)	Based on 61,923,382 Common Units outstanding as of August 6, 2010.

Schedule 13D

CUSIP No. 45661Q107
1.	Names of Reporting Persons Inergy GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (See Note 1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 35,987,774
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 35,987,774
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,987,774 (See Note 1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 58.1% (See Note 2)
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)	The Reporting Persons (as defined in Item 2 below) may be deemed to be members of a group for purposes of this Schedule.

(2)	Based on 61,923,382 Common Units outstanding as of August 6, 2010.

Item 1.	Security and Issuer

(a) The title of the class of equity securities to which this Schedule 13D relates is common units representing limited partner interests (“Common Units”) of Inergy Holdings, L.P., a Delaware limited partnership (the “Issuer”).

(b) The principal executive offices of the Issuer are located at Two Brush Creek Boulevard, Suite 200, Kansas City, Missouri 64112.

Item 2.	Identity and Background

(a) This schedule is filed by John J. Sherman, Phillip L. Elbert, R. Brooks Sherman, Jr., Andrew L. Atterbury, William C. Gautreaux, Carl A. Hughes, Inergy, L.P. (the “Partnership”) and Inergy GP, LLC (the “General Partner,” and together with Mr. John Sherman, Mr. Elbert, Mr. Brooks Sherman, Mr. Atterbury, Mr. Gautreaux, Mr. Hughes and the Partnership, the “Reporting Persons”). Mr. John Sherman, Mr. Elbert, Mr. Brooks Sherman, Mr. Atterbury, Mr. Gautreaux and Mr. Hughes are sometimes referred to herein as the “Unitholders.”

(b) The business address of each of the Unitholders is c/o Inergy Holdings, L.P., Two Brush Creek Boulevard, Suite 200, Kansas City, Missouri 64112. The address of the principal office of each of the Partnership and the General Partner is Two Brush Creek Boulevard, Suite 200, Kansas City, Missouri 64112.

(c) The Partnership is a limited partnership organized under the laws of the State of Delaware. The Partnership owns and operates a geographically diverse retail and wholesale propane supply, marketing and distribution business. The Partnership also owns and operates a midstream business that includes three natural gas storage facilities, a liquefied petroleum gas storage facility, a natural gas liquids business and a solution-mining and salt production company.

The Partnership’s general partner is the General Partner. The General Partner is a limited liability company organized under the laws of the State of Delaware. The General Partner’s principal business is to act as the managing general partner of the Partnership.

The General Partner is controlled by its sole member, which is the Issuer. The Issuer is a limited partnership organized under the laws of the State of Delaware. The Issuer is a publicly traded limited partnership on the New York Stock Exchange. The Issuer’s principal business is to act as the sole member of the General Partner and to own partnership interests, including incentive distribution rights, in the Partnership.

Mr. John Sherman is the President and Chief Executive Officer of the General Partner and Inergy Holdings GP, LLC, a Delaware limited liability company and the general partner of the Issuer (“Holdings GP”). Mr. Elbert is the President and Chief Operating Officer of the General Partner and Holdings GP. Mr. Brooks Sherman is the Executive Vice President and the Chief Financial Officer of the General Partner and Holdings GP. Mr. Atterbury is the Senior Vice President—Corporate Development of the General Partner. Mr. Gautreaux is the President—Inergy Services of the Partnership. Mr. Hughes is the Senior Vice President—Business Development of the General Partner.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the General Partner’s executive officers and directors required by Item 2 of Schedule 13D is provided on Schedule A and is incorporated by reference herein.

(d) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Unitholders is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Issuer closed its initial public offering (“IPO”) on June 24, 2005. On May 24, 2010, the Issuer conducted a three-for-one split of its outstanding units.

Mr. John Sherman has direct and indirect beneficial ownership of 23,817,361 Common Units over which he exercises sole voting and dispositive power. In connection with the IPO, Mr. John Sherman exchanged his interest in the Issuer for 8,540,395 Common Units (25,621,185 Common Units as adjusted for the three-for-one unit split). Of the 23,817,361 Common Units beneficially owned by Mr. John Sherman, (i) 23,810,478 Common Units are held through various trusts, of which Mr. John Sherman serves as either the trustee or co-trustee, and (ii) 6,883 Common Units are held through the Issuer’s Employee Unit Purchase Plan (the “EUPP”). Since the IPO, Common Units beneficially owned by Mr. John Sherman have been acquired and disposed of in open market purchases and sales for investment purposes.

Mr. Elbert has direct and indirect beneficial ownership of 2,622,347 Common Units over which he exercises sole voting and dispositive power. In connection with the IPO, Mr. Elbert exchanged his interest in the Issuer for 1,069,663 Common Units (3,208,989 Common Units as adjusted for the three-for-one unit split). Of the 2,622,347 Common Units beneficially owned by Mr. Elbert, (i) 2,262,347 Common Units are held through various trusts, of which Mr. Elbert serves as either the trustee or co-trustee, and (ii) 360,000 Common Units are held individually by Mr. Elbert. Since the IPO, Common Units beneficially owned by Mr. Elbert have been disposed of in open market sales for investment purposes. Mr. Elbert also received Common Units under the LTIP.

Mr. Brooks Sherman has direct and indirect beneficial ownership of 1,139,693 Common Units over which he exercises sole voting and dispositive power. In connection with the IPO, Mr. Brooks Sherman exchanged his interest in the Issuer for 461,558 Common Units (1,384,674 Common Units as adjusted for the three-for-one unit split). Of the 1,139,693 Common Units beneficially owned by Mr. Brooks Sherman, (i) 866,693 Common Units are held through a revocable trust and (ii) 273,000 Common Units are held individually by Mr. Brooks Sherman. Since the IPO, Common Units beneficially owned by Mr. Brooks Sherman have been disposed of in open market sales for investment purposes. Mr. Brooks Sherman also acquired Common Units through the exercise of options and received Common Units under the LTIP.

Mr. Atterbury has direct ownership of 2,951,907 Common Units over which he exercises sole voting and dispositive power. In connection with the IPO, Mr. Atterbury exchanged his interest in the Issuer for 983,276 Common Units (2,949,828 Common Units as adjusted for the three-for-one unit split). All of the 2,951,907 Common Units beneficially owned by Mr. Atterbury are held individually by Mr. Atterbury. Since the IPO, Common Units beneficially owned by Mr. Atterbury have been acquired and disposed of in open market purchases and sales for investment purposes. Mr. Atterbury also received Common Units under the LTIP.

Mr. Gautreaux has direct and indirect beneficial ownership of 2,830,330 Common Units over which he exercises sole voting and dispositive power. In connection with the IPO, Mr. Gautreaux exchanged his interest in the Issuer for 969,471 Common Units (2,908,413 Common Units as adjusted for the three-for-one unit split). Of the 2,830,330 Common Units beneficially owned by Mr. Gautreaux, (i) 2,210,937 Common Units are held through various trusts, of which Mr. Gautreaux serves as either the trustee or co-trustee, and (ii) 619,393 Common Units are held individually by Mr. Gautreaux. Since the IPO, Common Units beneficially owned by Mr. Gautreaux have been acquired and disposed of in open market purchases and sales for investment purposes.

Mr. Hughes has direct and indirect beneficial ownership of 2,626,136 Common Units over which he exercises sole voting and dispositive power. In connection with the IPO, Mr. Hughes exchanged his interest in the Issuer for 936,792 Common Units (2,810,376 Common Units as adjusted for the three-for-one unit split). Of the 2,626,136 Common Units beneficially owned by Mr. Hughes, (i) 2,566,136 Common Units are held through various trusts, of which Mr. Hughes serves as either the trustee or co-trustee, and (ii) 60,000 Common Units are held individually by Mr. Hughes. Since the IPO, Common Units beneficially owned by Mr. Hughes have been acquired and disposed of in open market purchases and sales for investment purposes. Mr. Hughes also received Common Units under the LTIP.

Pursuant to that certain Support Agreement, dated as of August 7, 2010 (the “Support Agreement”), among the Partnership and the Unitholders described in Item 4 of this schedule (the terms of which are incorporated into this Item 3 by reference), the Unitholders agreed to vote their Common Units in favor of the Merger described in Item 4 and certain transactions contemplated thereby. The Unitholders entered into the Support Agreement as an inducement to the Partnership to enter into the Merger Agreement described in Item 4 (the terms of which are incorporated into this Item 3 by reference). The Partnership did not pay any additional consideration to the Unitholders in connection with the voting rights set forth in the Support Agreement and thus no funds were used for such purpose.

Item 4.	Purpose of Transaction

The information set forth in Item 3 of this Schedule 13D is incorporated into this Item 4 by reference.

Merger Agreement

On August 7, 2010, the Partnership, the General Partner, the Issuer, Holdings GP, NRGP Limited Partner, LLC, a Delaware limited liability company and a wholly owned subsidiary of Holdings GP (“New NRGP LP”), and NRGP MS, LLC, a Delaware limited liability company and a wholly owned subsidiary of Holdings GP (“MergerCo”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, among other things:

(a) the Issuer will (i) distribute to the holders of Common Units the common units representing limited partner interests in the Partnership (the “LP Units”) that the Issuer owns (the “Issuer LP Units”), such distribution to be included as a component of the merger consideration; (ii) exchange with the Partnership the incentive distribution rights in the Partnership (the “IDRs”) owned by the Issuer and (iii) contribute to the Partnership all of the Issuer’s ownership interests in IPCH Acquisition Corp. (“IPCH”), a wholly owned subsidiary of the Issuer, and Inergy Partners, LLC (“Inergy Partners”), a direct and indirect wholly owned subsidiary of the Issuer. The contribution and exchange are collectively referred to as the “GP Exchange”;

(b) the Partnership, as consideration for the GP Exchange, will (i) deposit or cause to be deposited with an exchange agent for the benefit of holders of Common Units 35,031,991 LP Units (together with the Issuer LP Units, the “New LP Units”) and 11,568,560 Class B Units in the Partnership having such rights, preferences and limitations as are set forth in the Partnership’s Third Amended and Restated Agreement of Limited Partnership (the “Amended and Restated Partnership Agreement”), (ii) provide cash to be paid in lieu of any fractional New LP Unit or Class B Unit, as applicable, issuable upon exchange as described below, and (iii) assume the Issuer’s liabilities pursuant to the Issuer’s Credit Agreements (as defined in the Merger Agreement);

(c) upon the GP Exchange, the IDRs will be cancelled and have no further force or effect and the 789,202 LP Units owned by IPCH and the 2,837,034 LP Units and 0.71% general partner interest in the Partnership owned by Inergy Partners will be converted into Class A Units in the Partnership of equivalent value and having such rights, preferences and limitations as are set forth in the Amended and Restated Partnership Agreement; and

(d) (i) MergerCo will merge with and into the Issuer, the separate existence of MergerCo will cease and the Issuer will survive and continue to exist as a Delaware limited partnership (the “Merger”), such that immediately following the Merger, Holdings GP will continue to be the sole general partner of the Issuer and New NRGP LP will be admitted to, and become the sole limited partner of, the Issuer, and (ii) by virtue of the Merger, each Common Unit that is issued and outstanding will be converted into the right to receive 0.770 LP Units; except that with respect to the 11,568,560 LP Units to which the certain members of senior management (the “PIK Recipients”) of the Partnership otherwise would be entitled to receive pursuant to the Merger, the PIK Recipients will instead receive their respective shares of Class B Units in the amounts disclosed in the Merger Agreement.

The Merger Agreement is subject to customary closing conditions, including, among other things, (i) approval by the affirmative vote of the holders of a majority of Common Units, (ii) receipt of applicable regulatory approvals, (iii) the effectiveness of a registration statement on Form S-4 with respect to the issuance by the Partnership of the LP Units and Class B Units in connection with the Merger, (iv) approval for listing the LP Units to be issued in connection with the

Merger on the New York Stock Exchange and (v) the execution of the Partnership’s Third Amended and Restated Agreement of Limited Partnership substantially in the form attached as Annex A to the Merger Agreement.

A copy of the Merger Agreement is incorporated herein by reference as Exhibit 2 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 2.

Pursuant to the Merger Agreement, upon consummation of the Merger, the Amended and Restated Agreement of Limited Partnership of the Issuer will be amended and restated, the public ownership of the Issuer will cease to exist, New NRGP LP will become the sole limited partner of the Issuer and Holdings GP will continue as the sole general partner of the Issuer.

Upon consummation of the Merger, the Common Units will be delisted from the New York Stock Exchange and the Common Units will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Support Agreement

Also on August 7, 2010, the Partnership and the Unitholders entered into the Support Agreement under which the Unitholders irrevocably and unconditionally agreed, at any meeting relating to the Merger or a competing acquisition proposal, to:

•	appear at each such meeting or otherwise cause its Common Units to be counted as present thereat for purposes of calculating a quorum; and

•

vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering all of the Unitholders’ Common Units (i) in favor of the approval and adoption of the Merger Agreement, the approval of the Merger and any other action required in furtherance thereof submitted for the vote or written consent of unitholders; (ii) against any acquisition proposal (as defined in the Merger Agreement); and (iii) against any action, agreement or transaction that would or would reasonably be expected to materially impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the Merger or the other transactions contemplated by the Merger Agreement.

In addition, each of the Unitholders irrevocably appointed as its proxy and attorney-in-fact, as the case may be, John J. Sherman and Laura L. Ozenberger, in their respective capacities as officers of the Partnership or the General Partner, and any individual who shall succeed to any such officer of the Partnership and the General Partner, as the case may be, and any other person designated in writing by the Partnership and the General Partner, each of them individually, with full power of substitution, to vote or execute written consents with respect to the matters described above. The Support Agreement will remain in effect until the earliest of: (i) the effective time of the Merger; (ii) a change in recommendation with respect to the Merger by the board of directors of the Holdings GP, (iii) the termination of the Merger Agreement; or (iv) the written agreement of the parties to the Support Agreement to terminate the Support Agreement. A copy of the Support Agreement is incorporated herein by reference as Exhibit 3 hereto and the description of the Support Agreement contained herein is qualified in its entirety by reference to Exhibit 3.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, the terms of which are incorporated herein by reference to Exhibit 2 hereto. Except as set forth in this Schedule 13D, the Merger Agreement and the Support Agreement, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any action similar to any of the matters listed in this Item 4 (although the Reporting Persons reserve the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a)-(b) The Reporting Persons may be deemed to beneficially own 35,987,774 Common Units (representing approximately 58.1% of the Common Units outstanding as of August 6, 2010). Pursuant to the terms of the Support Agreement, which is described in Item 4 and is incorporated in this Item 5 by reference, the Reporting Persons share voting and dispositive power with respect to 35,987,774 Common Units.

Mr. John Sherman is the beneficial owner of 23,817,361 Common Units for which he has sole voting and dispositive power (representing approximately 38.5% of the Common Units outstanding as of August 6, 2010). Mr. Elbert is the beneficial owner of 2,622,347 Common Units for which he has sole voting and dispositive power (representing approximately 4.2% of the Common Units outstanding as of August 6, 2010). Mr. Brooks Sherman is the beneficial owner of 1,139,693 Common Units for which he has sole voting and dispositive power (representing approximately 1.8% of the Common Units outstanding as of August 6, 2010). Mr. Atterbury is the beneficial owner of 2,951,907 Common Units for which he has sole voting and dispositive power (representing approximately 4.8% of the Common Units outstanding as of August 6, 2010). Mr. Gautreaux is the beneficial owner of 2,830,330 Common Units for which he has sole voting and dispositive power (representing approximately 4.6% of the Common Units outstanding as of August 6, 2010). Mr. Hughes is the beneficial owner of 2,626,136 Common Units for which he has sole voting and dispositive power (representing approximately 4.2% of the Common Units outstanding as of August 6, 2010).

(c) Except as described in this Item 5(c), none of the Reporting Persons has effected any transactions in the Common Units during the past 60 days.

(1) On July 29, 2010, Mr. Hughes received 90,000 Common Units under the LTIP.

(2) On June 15, 2010, Mr. Hughes exchanged 334,240 Common Units for primarily common stock of Kayne Anderson MLP Investment Company (“KYN”) at a price of $22.999 per Common Unit. The Common Units that were sold to KYN for cash were sold at $22.756 per Common Unit.

(3) On June 15, 2010, Mr. Atterbury exchanged 333,348 Common Units for primarily common stock of KYN at a price of $22.999 per Common Unit. The Common Units that were sold to KYN for cash were sold at $22.756 per Common Unit.

(4) On June 15, 2010, Mr. Elbert exchanged 304,849 Common Units for primarily common stock of KYN at a price of $22.999 per Common Unit. The Common Units that were sold to KYN for cash were sold at $22.756 per Common Unit.

(5) On June 15, 2010, Mr. Brooks Sherman exchanged 217,981 Common Units for primarily common stock of KYN at a price of $22.999 per Common Unit. The Common Units that were sold to KYN for cash were sold at $22.756 per Common Unit.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of distributions from, or the power to direct the receipt of proceeds of the sale of, the Common Units owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Joint Filing Agreement

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, which is filed as Exhibit 1 to this Schedule 13D and incorporated into this Item 6 by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Unitholder Agreement

On April 14, 2005, the Issuer and certain holders of Common Units, including John J. Sherman, Carl A. Hughes, Phillip L. Elbert and R. Brooks Sherman, Jr., entered into that certain Unitholder Agreement (the “Unitholder Agreement”) in connection with the Issuer’s initial public offering. Under the terms of the Unitholder Agreement, the parties may not transfer Common Units received in connection with the Issuer’s initial public offering (as adjusted for any unit dividends, splits, combinations, reclassifications or similar events), except (i) pursuant to the Issuer’s right of first offer to purchase such

Common Units, (ii) for transfers to certain permitted transferees, (iii) with the consent of the voting member majority or the board of directors of Holdings GP or (iv) for certain permitted involuntary transfers. The description contained in this Item 6 of the Unitholder Agreement is qualified in its entirety by reference to the full text of the Unitholder Agreement, the terms of which are incorporated herein by reference to Exhibit 4 hereto.

Mr. Atterbury has pledged 227,932 Common Units as collateral security for the repayment of a personal loan with a commercial bank. Mr. Gautreaux has pledged 65,000 Common Units as collateral security for the repayment of a personal loan with a commercial bank.

The information set forth under Items 4 and 5 and the agreements set forth as Exhibits 2 and 3 attached hereto are incorporated in this Item 6 by reference. Other than the Merger Agreement and the Support Agreement described in Item 4 and the Joint Filing Agreement, the Unitholder Agreement and other information described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, on the one hand, and any other person, on the other hand, with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies on the other hand.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2	Agreement and Plan of Merger dated as of August 7, 2010 (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed August 9, 2010).

Exhibit 3	Support Agreement dated as of August 7, 2010 (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed August 9, 2010).

Exhibit 4	Unitholder Agreement dated April 14, 2005 (incorporated herein by reference to Exhibit 10.18 to Amendment No. 4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-122466) filed June 2, 2005.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2010

JOHN J. SHERMAN

/S/ JOHN J. SHERMAN

PHILLIP L. ELBERT

/S/ PHILLIP L. ELBERT

R. BROOKS SHERMAN, JR.

/S/ R. BROOKS SHERMAN, JR.

ANDREW L. ATTERBURY

/S/ ANDREW L. ATTERBURY

WILLIAM C. GAUTREAUX

/S/ WILLIAM C. GAUTREAUX

CARL A. HUGHES

/S/ CARL A. HUGHES

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2010

INERGY, L.P.

By:	Inergy GP, LLC, its managing general partner

By:	/S/ LAURA L. OZENBERGER
Name:	Laura L. Ozenberger
Title:	Senior Vice President, General Counsel and Secretary

INERGY GP, LLC

By:	/S/ LAURA L. OZENBERGER
Name:	Laura L. Ozenberger
Title:	Senior Vice President, General Counsel and Secretary

SCHEDULE A

Directors and Executive Officers of Inergy GP, LLC

Name	Position

John J. Sherman	President, Chief Executive Officer and Director

Phillip L. Elbert	President and Chief Operating Officer—Propane Operations and Director

R. Brooks Sherman, Jr.	Executive Vice President and Chief Financial Officer

Carl A. Hughes	Senior Vice President—Business Development

Laura L. Ozenberger	Senior Vice President—General Counsel and Secretary

Andrew L. Atterbury	Senior Vice President—Corporate Development

William R. Moler	Senior Vice President—Natural Gas Midstream Operations

Warren H. Gfeller	Director

Arthur B. Krause	Director

Robert D. Taylor	Director

Schedule A

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2	Agreement and Plan of Merger dated as of August 7, 2010 (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed August 9, 2010).

Exhibit 3	Support Agreement dated as of August 7, 2010 (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed August 9, 2010).

Exhibit 4	Unitholder Agreement dated April 14, 2005 (incorporated herein by reference to Exhibit 10.18 to Amendment No. 4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-122466) filed June 2, 2005.

Exhibit 1

JOINT FILING STATEMENT

This JOINT FILING AGREEMENT, dated as of August 9, 2010, is made by and between John J. Sherman, Phillip L. Elbert, R. Brooks Sherman, Jr., Andrew L. Atterbury, William C. Gautreaux, Carl A. Hughes, Inergy, L.P., a Delaware limited partnership (“Inergy”), and Inergy GP, LLC, a Delaware limited liability company (“Inergy GP”). Mr. John Sherman, Mr. Elbert, Mr. Brooks Sherman, Mr. Atterbury, Mr. Gautreaux, Mr. Hughes, Inergy and Inergy GP are collectively referred to herein as the “Parties” and each individually as a “Party.” Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, the Parties hereby acknowledge and agree that Schedule 13D is filed on behalf of each such Party and that all subsequent amendments to the Statement on Schedule 13D shall be filed on behalf of each of the Parties without the necessity of filing additional joint acquisition statements. The Parties hereby acknowledge that each Party shall be responsible for timely filing of such amendments, and for the completeness and accuracy of the information concerning such Party contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any other Party, except to the extent that such Party knows or has reason to believe that such information is inaccurate.

(Signature Page Follows)

Exhibit 1

Exhibit 1

IN WITNESS WHEREOF, the Parties hereto have executed this Joint Filing Agreement as of the day and year first above written.

JOHN J. SHERMAN

/S/ JOHN J. SHERMAN

PHILLIP L. ELBERT

/S/ PHILLIP L. ELBERT

R. BROOKS SHERMAN, JR.

/S/ R. BROOKS SHERMAN, JR.

ANDREW L. ATTERBURY

/S/ ANDREW L. ATTERBURY

WILLIAM C. GAUTREAUX

/S/ WILLIAM C. GAUTREAUX

CARL A. HUGHES

/S/ CARL A. HUGHES

INERGY, L.P.

By:	Inergy GP, LLC, its managing general partner

By:	/S/ LAURA L. OZENBERGER
Name:	Laura L. Ozenberger
Title:	Senior Vice President, General Counsel and Secretary

INERGY GP, LLC

By:	/S/ LAURA L. OZENBERGER
Name:	Laura L. Ozenberger
Title:	Senior Vice President, General Counsel and Secretary

Signature Page to Joint Filing Statement